Exhibit 99.3

GOLDCORP INC.

RESTRICTED SHARE PLAN

(AMENDED EFFECTIVE MAY 20, 2008, APRIL 26, 2012, MAY 2, 2013, MAY 1, 2014,

APRIL 30, 2015 AND APRIL 28, 2016)

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106—Prospectus and Registration Exemptions, as may be amended from time to time;

B.	“Associate”, where used to indicate a relationship with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time;

C.	“Board” means the Board of Directors of the Corporation;

D.	“Change of Control” means:

(a)

a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(b)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(c)	the sale, exchange or other disposition to a person other than an Affiliate of the Corporation of all or substantially all of the Corporation’s assets; or

(d)

a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change;

E.

“Committee” means the Board or, if the Board so determines in accordance with Section 2.03 of the Plan, the committee of the Board authorized to administer the Plan which includes any compensation committee of the Board;

F.	“Corporation” means Goldcorp Inc. and includes any successor corporation thereof;

G.	“Eligible Directors” means the directors of the Corporation or any Affiliate;

H.

“Eligible Employees” means the employees of the Corporation or any Affiliate, including officers, whether Eligible Directors or not, and including both full-time and part-time employees of the Corporation or any Affiliate;

I.

“Insider” means: (i) an insider as defined in the Securities Act (Ontario), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

J.	“Participant” means each Eligible Employee and Eligible Director to whom Restricted Share Rights are granted hereunder;

K.	“Plan” means the Corporation’s Restricted Share Plan, as same may be amended from time to time;

L.

“Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

M.

“Retirement” means the Participant ceasing to be an Eligible Employee or an Eligible Director after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

N.	“Retirement Date” means the date on which a Participant ceases to be an Eligible Employee or an Eligible Director due to the Retirement of the Participant;

O.	“Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan;

P.

“Restricted Shares” means the Shares issuable upon either (i) the expiry of an applicable Restricted Period, or (ii) the grant of Restricted Share Rights if they are granted without any applicable Restricted Period;

Q.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

R.

“Termination” means: (i) in the case of an Eligible Employee, the later of (a) the date of notification, and (b) the last day of work following notification, of termination of the employment of the Eligible Employee with or without cause by the Corporation or an Affiliate, in each case, without regard to any period of reasonable notice or severance that may follow notification or last day of work, except where required by applicable employment standards legislation or the cessation of employment of the Eligible Employee with the Corporation or an Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; and (ii) in the case of an Eligible Director, the removal of or failure to re-elect or re-appoint the Eligible Director as a director of the Corporation or any Affiliate; for greater certainty, in each case, other than for death or disability of a Participant; and

S.	“TSX” means the Toronto Stock Exchange.

Section 1.02 Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.03 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04 References to this Restricted Share Plan: The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN

Section 2.01 Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees and directors of the Corporation and its Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees and directors of the Corporation and its Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.02 Administration of the Restricted Share Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03 Delegation to Committee: All of the powers exercisable hereunder by the directors of the Corporation may, to the extent permitted by applicable law and as determined by resolution of the directors of the Corporation, be exercised by a committee of the Board comprised of not less than three (3) directors of the Corporation, including any compensation committee of the Board.

Section 2.04 Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Restricted Share Rights granted to each Participant; and

(c)	the number of Restricted Shares issued to each Participant.

Section 2.05 Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.06 Maximum Number of Shares:

(a)

The aggregate maximum number of Shares available for issuance from treasury under this Plan, subject to adjustment pursuant to Section 5.06, shall not exceed 21,690,276 Shares. Any Shares subject to a Restricted Share Right which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

(b)

The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares issued to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares issued to independent directors of the Corporation, within any one year period, pursuant to this Plan is 1% of the aggregate maximum number of Shares available for issuance under this Plan. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Right.

(c)

The maximum equity value of Restricted Share Rights which may be granted to each Eligible Director who is not also an Eligible Employee shall not exceed US$150,000 (based on the grant date fair value of the Restricted Share Rights) in any fiscal year.

ARTICLE THREE

RESTRICTED SHARE PLAN

Section 3.01 Restricted Share Plan: The Plan is hereby established for Eligible Employees and Eligible Directors.

Section 3.02 Participants: The Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights to acquire any number of fully paid and non-assessable Shares (“Restricted Share Rights”) as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. At the end of the Restricted Period applicable to a Restricted Share Right, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the Corporation shall issue to the Participant holding the Restricted Share Right one Share for each Restricted Share Right held by the Participant for which the Restricted Period has expired.

Section 3.03 Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right grant letter to the Participant from the Corporation. Such Restricted Share Right grant letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Right grant letter. The provisions of the various Restricted Share Right grant letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Restricted Share Right grant letter or any other communications, the Plan shall prevail.

Section 3.04 Restricted Period: Concurrent with the determination to grant Restricted Share Rights to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Rights.

Section 3.05 Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Committee shall have the absolute discretion to modify the grant of the Restricted Shares to provide that the Restricted Period shall terminate immediately prior to a Participant’s Termination or Retirement.

Section 3.06 Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares issuable upon the expiry of any Restricted Period which has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares.

Section 3.07 Death or Disability of Participant: In the event of:

(a)

the death of a Participant, any Restricted Share Rights held by such Participant will vest on the date of death of such Participant and the Restricted Shares represented by the Restricted Share Rights held by such Participant will be issued to the Participant’s estate as soon as reasonably practical thereafter, but in any event no later than 90 days thereafter; and

(b)

the disability of a Participant (determined in accordance with the Corporation’s normal disability practices), any Restricted Share Rights held by such Participant will vest on the date in which such Participant is determined to be totally disabled and the Restricted Shares represented by the Restricted Share Rights held by the Participant will be issued to the Participant as soon as reasonably practical, but in any event no later than 30 days following receipt by the Corporation of notice of disability.

Section 3.08 Change of Control: In the event of (i) a Change of Control, and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the Participant for any reason other than just cause, then all Restricted Share Rights outstanding shall immediately vest on the date of such termination notwithstanding the Restricted Period. In any event, upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Corporation with respect to the consideration that the Participants would be entitled to receive for their Shares.

Section 3.09 Trading Blackout Periods: Unless otherwise determined by resolution of the Committee, in the event that any Restricted Period expires during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, such expiry will occur on the day immediately following the end of the blackout period, or such 48 hour period, as applicable.

Section 3.10 Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation.

ARTICLE FOUR

WITHHOLDING TAXES

Section 4.01 Withholding Taxes: The Corporation or its Affiliates may take such steps as are considered necessary or appropriate to deduct any appropriate withholding taxes or other withholding liabilities which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or its Affiliate for any amount which the Corporation and its Affiliates are required to withhold with respect to such taxes.

ARTICLE FIVE

GENERAL

Section 5.01 Effective Time of Restricted Share Plan: The Plan shall be effective on April 15, 2005, shareholder approval having been received at the Corporation’s annual and special meeting held on May 16, 2005, as amended by the Corporation’s shareholders on May 20, 2008, April 26, 2012, May 2, 2013, May 1, 2014, April 30, 2015 and April 28, 2016. The Plan shall remain in effect until it is terminated by the Board.

Section 5.02 Amendment of Restricted Share Plan: Except as otherwise set out below, the Board shall seek shareholder and regulatory approval for any amendments to the Plan. The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any Restricted Share Right granted under the Plan.

The Board may, subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion make the following amendments to the Plan:

(a)	amending typographical, clerical and grammatical errors;

(b)	reflecting changes to applicable securities laws; and

(c)

ensuring that the Restricted Share Rights granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom a Restricted Share Right has been granted may from time to time be resident or a citizen.

Notwithstanding the foregoing, the Corporation shall obtain requisite shareholder approval in respect of amendments to the Plan to the extent such approval is required by any applicable laws or regulations.

Section 5.03 Non-Assignable: Except pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

Section 5.04 Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to Sections 3.06 and 5.06, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period applicable to any Restricted Share Right.

Section 5.05 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section 5.06 Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Shares available under the Plan; and

(b)	the number of Shares subject to any Restricted Share Rights.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 5.07 No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

Section 5.08 Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.09 Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.